

Business Overview

Golden Cacao Corporation (GCC) is a socially, ethically, and environmentally conscious collection of highly experienced cacao industry leaders in Nicaragua, Ecuador, and other Latin American countries. In mid-2018, several local and international entrepreneurs formed GCC with the primary goals of selling, sourcing, and providing premium cacao to Europe, the United States, and emerging BRIC markets, including China, SE Asia, and India.

GCC will implement exponential technologies in Agriculture 4.0 and Supply Chain, maximizing efficiencies, gaining a major competitive advantage, and leading the next generation of top-tier cacao.

The first growth phase of the business will consist in aggregation from existing plantations. The second growth phase will be led by acquisitions and vertical integration. The fundraising target for the first growth phase is $1 million.

Aggregation Geographies

NICARAGUA	Initial Metric Tons (MT) Yr1
Matagalpa	270
Raan	232
Jinotega	46
Rio San Juan	41
Raas	38
Total	627

Yearly Aggregation Growth Stabilized Rate	7%

Qualitative Assumptions

Existing business connections and resources owned by GCC founders accelerate cacao aggregation and vertical integration.
Experience in cacao planting secures quality and quantity of cacao production.
Value of cacao beans will increase when traceability is improved with supply chain technology.

Quantitative Assumptions

Sale Price of Cacao remains stable on average across the next 7 years
Cost of Product also remains stable on average across the next 7 years
Today's values are assumed
Today's exchange rate is assumed

Phase I initial Investment	$	1,000,000

Allocation Strategy

Cacao Aggregation	Secure Future Acquisitions	Marketing & Next Funding Vehicle	Working Capital, G&A
$400,000	$100,000	$375,000	$125,000
40%	10%	37.50%	12.50%

Projections and Expected Returns

	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7
Total Metric Tons (MT)	627	1253	1880	2012	2152	2303	2464
Total Income	$ 2,694,731	$ 5,389,462	$ 8,084,193	$ 8,650,087	$ 9,255,593	$ 9,903,484	$ 10,596,728
Total Purchasing Cost	$ 2,130,718	$ 4,261,435	$ 6,392,153	$ 6,839,603	$ 7,318,376	$ 7,830,662	$ 8,378,808
Total Operational Costs	$ 159,168	$ 198,335	$ 237,503	$ 250,643	$ 264,812	$ 280,102	$ 296,610
Total Costs	$ 2,345,033	$ 4,570,066	$ 6,795,099	$ 7,267,271	$ 7,772,804	$ 8,313,440	$ 8,892,282
Total Operational Profit	$ 349,698	$ 819,396	$ 1,289,094	$ 1,382,816	$ 1,482,988	$ 1,590,045	$ 1,704,446
Net Cash Flow	$ 297,243	$ 696,486	$ 1,095,730	$ 1,175,393	$ 1,260,540	$ 1,351,538	$ 1,448,779
Shareholder's Distribution	$ 252,657	$ 592,013	$ 931,370	$ 999,084	$ 1,071,459	$ 1,148,807	$ 1,231,462
Golden Cacao Foundation (Sustainability and Impact)	$ 44,586	$ 104,473	$ 164,359	$ 176,309	$ 189,081	$ 202,731	$ 217,317

IRR	59%
Gross Equity Multiple	6.2
Net Equity Multiple	5.2
Break Even Point	~27 Months

Sensitivity Analysis

	Worst Case	Expected Case (Baseline)	Favorable Case
IRR	28%	59%	101%
Gross Equity Multiple	1.5	6.2	26.9
Net Equity Multiple	0.5	5.2	25.9

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
	Department/Region	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
	MATAGALPA	270	540	811	867	928	993	1063
	RAAN	232	463	695	743	795	851	911
	JINOTEGA	46	91	137	146	157	168	179
	RIO SAN JUAN	41	81	122	131	140	150	160
	RAAS	38	77	115	124	132	141	151
	Total Metric Tons (MT)	627	1253	1880	2012	2152	2303	2464
	Income							
	Sales Price/TM	$ 4,300	$ 4,300	$ 4,300	$ 4,300	$ 4,300	$ 4,300	$ 4,300
	Per Container	$ 86,000	$ 86,000	$ 86,000	$ 86,000	$ 86,000	$ 86,000	$ 86,000
	Total Income	$ 2,694,731	$ 5,389,462	$ 8,084,193	$ 8,650,087	$ 9,255,593	$ 9,903,484	$ 10,596,728
	Purchasing Costs							
	Cost of product/TM	$ 3,400	$ 3,400	$ 3,400	$ 3,400	$ 3,400	$ 3,400	$ 3,400
	Cost per container	$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000	$ 68,000
	Total Purchasing Cost	$ 2,130,718	$ 4,261,435	$ 6,392,153	$ 6,839,603	$ 7,318,376	$ 7,830,662	$ 8,378,808
	Operational Costs							
	Office expenses & Salaries	$ 120,000	$ 120,000	$ 120,000	$ 122,400	$ 124,848	$ 127,345	$ 129,892
	packaging, sacks and others	88.00	$ 88	$ 88	$ 88	$ 88	$ 88	$ 88
	Total processing Costs	$ 55,148	$ 110,296	$ 165,444	$ 177,025	$ 189,417	$ 202,676	$ 216,863
	Containers to Transport	31	63	94	101	108	115	123
	Transport/Container cost	$ 1,250	$ 1,250	$ 1,250	$ 1,275	$ 1,301	$ 1,327	$ 1,353
	Total Transport Cost	$ 39,168	$ 78,335	$ 117,503	$ 128,243	$ 139,964	$ 152,757	$ 166,719
	Total Operational Costs	$ 159,168	$ 198,335	$ 237,503	$ 250,643	$ 264,812	$ 280,102	$ 296,610
	Total Costs	$ 2,345,033	$ 4,570,066	$ 6,795,099	$ 7,267,271	$ 7,772,604	$ 8,313,440	$ 8,892,282
	Total Operational Profit	**$ 349,698**	**$ 819,396**	**$ 1,289,094**	**$ 1,382,816**	**$ 1,482,988**	**$ 1,590,045**	**$ 1,704,446**
	Profit Margin	13%	15%	16%	16%	16%	16%	16%
	Total Profit/MT	$ 558	$ 654	$ 686	$ 687	$ 689	$ 690	$ 692
10%	Capital Expenditures and reinvestment into the business	$ 34,969.79	$ 81,940	$ 128,909	$ 138,282	$ 148,299	$ 159,004	$ 170,445
5%	Contingency and Others	$ 17,484.89	$ 40,970	$ 64,455	$ 69,141	$ 74,149	$ 79,502	$ 85,222
	Net Cash Flow	297,243.21	696,486.41	1,095,729.62	1,175,393.31	1,260,540.11	1,351,538.02	1,448,779.20
85%	Shareholder's Distribution	$ 252,656.72	$ 592,013	$ 931,370	$ 999,084	$ 1,071,459	$ 1,148,807	$ 1,231,462
	Total	$ 6,226,853						
15%	Golden Cacao Foundation (Sustainability and Impact)	$ 44,586	$ 104,473	$ 164,359	$ 176,309	$ 189,081	$ 202,731	$ 217,317
	Total	$ 1,098,856						

Investor Cash Flow	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
	$ (1,000,000)	$ 252,657	$ 592,013	$ 931,370	$ 999,084	$ 1,071,459	$ 1,148,807	$ 1,231,462
	Yearly Cash on Cash	25%	59%	93%	100%	107%	115%	123%

Initial Investment	$ 1,000,000
IRR	59.3%
Avg. Yearly Cash on Cash (7 years)	89%
Gross Equity Multiple	6.2
Net Equity Multiple	5.2
Break Even Point	~27 Months